UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

IAMGOLD Corporation

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

450913108

(CUSIP Number)

Mason Hills

Resource Capital Funds

1400 Wewatta Street, Suite 850

Denver, CO 80202

United States of America

(720) 946-1444

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 1, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 450913108

1	NAME OF REPORTING PERSON

Resource Capital Fund VII L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		24,840,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

24,840,000
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,840,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 450913108

1	NAME OF REPORTING PERSON

Resource Capital Associates VII L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		24,840,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

24,840,000
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,840,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 450913108

1	NAME OF REPORTING PERSON

RCFM GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		24,840,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

24,840,000
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,840,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%
14	TYPE OF REPORTING PERSON

OO, HC

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CUSIP No. 450913108

Item 1.	Security and Issuer

This Amendment No. 1 to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by the Reporting Persons (collectively “RCF”) on January 3, 2022, and relates to the Common Shares, without par value (the “Shares”), of IAMGOLD Corporation (the “Issuer”), a corporation governed by the Canada Business Corporations Act. The address of the Company’s principal executive office is 401 Bay Street, Suite 3200, Toronto, Ontario, Canada, M5H 2Y4.

Item 2.	Identity and Background

Item 2 is hereby amended and restated to read as follows:

The persons filing this Schedule 13D (collectively, the “Reporting Persons”) are:

a.       Resource Capital Fund VII L.P. (“RCF VII”), a Cayman Islands exempt limited partnership, whose address is 1400 Wewatta St, Suite 850, Denver, Colorado 80202. The principal business of RCF VII is investing in securities.

b.       Resource Capital Associates VII L.P. (“Associates VII”), a Cayman Islands exempt limited partnership, whose address is 1400 Wewatta St, Suite 850, Denver, Colorado 80202. Associates VII is the general partner of RCF VII. The principal business of Associates VII is to act as the general partner of RCF VII.

c.       RCFM GP L.L.C. (“RCFM GP”), a Delaware registered limited liability company, whose address is 1400 Wewatta St, Suite 850, Denver, Colorado 80202. RCFM GP is the general partner of Associates VII. The principal business of RCFM GP is to act as the general partner of Associates VII.

The sole members of RCFM GP are Messrs. Brett M. Beatty, Jasper A. Bertisen, Ross R. Bhappu, Lyle D. Bruce, Christopher J. Corbett, Russell L. Cranswick, David J. Halkyard, Mason G. Hills, James T. McClements, Joshua M. Parrill, Michael J. Rowe, Martin Valdes and Ms. Sherri A. Croasdale, Ms. Jacqueline A. Murray and Ms. Michele Valenti (collectively, the “Principals”). The investment and finance decisions of RCFM GP are made by the managing member, James McClements, and the other authorized officers, consisting of Brett M. Beatty, Jasper A. Bertisen, Ross R. Bhappu, Lyle D. Bruce, Christopher J. Corbett, Russell L. Cranswick, Sherri A. Croasdale, David J. Halkyard, Mason G. Hills, Jacqueline A. Murray, Joshua M. Parrill, Michael J. Rowe, Martin Valdes and Michele Valenti. The business of RCFM GP is directed by the officers of RCFM GP. The Principals serve as executive officers of RCFM GP.

The business address of each of Messrs. Bertisen, Bhappu, Cranswick, Hills, Parrill and of Ms. Valenti is 1400 Wewatta Street, Suite 850, Denver, Colorado 80202. The business address of Ms. Croasdale is 2 Jericho Plaza, Suite 103, Jericho, NY 11753. The business address of Messrs. Beatty, Corbett, McClements, Rowe and Ms. Murray is 24 Kings Park Road, Level 1, West Perth WA 6005, Australia. The business address of Mr. Bruce is 133 Flinders Lane, Level 1, Melbourne Victoria 3000, Australia. The business address of Mr. Halkyard is 33 St. James Sq., St. James, London, SW1Y 4JS, United Kingdom. The business address of Mr. Valdes is Avda Nueva Costaners 4040, 31 Vitacura, Santiago, Chile.

The principal occupation of Messrs. Beatty, Bertisen, Bhappu, Bruce, Corbett, Cranswick, Halkyard, Hills, McClements, Parrill, Rowe, Valdes and Ms. Croasdale, Ms. Murray and Ms. Valenti is serving as senior executives of the Resource Capital Funds which include RCF VII.

RCF VII and Associates VII are each Cayman Islands exempt limited partnerships.

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CUSIP No. 450913108

RCFM GP is a Delaware limited liability company.

Messrs., Bertisen, Bhappu and Parrill and Ms. Croasdale and Ms. Valenti are citizens of the United States. Mr. Cranswick is a citizen of Canada. Messrs. Beatty, Bruce, Corbett, Hills, McClements, Rowe and Ms. Murray are citizens of Australia. Mr. Halkyard is a citizen of the United Kingdom. Mr. Valdes is a citizen of Chile.

During the last five years, none of the Reporting Persons nor any Principal has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons nor any Principal has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making such Reporting Person or Principal subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by RCF VII were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 24,840,000 Shares beneficially owned by RCF VII is approximately $75,799,928, excluding brokerage commissions.

Item 4.	Purpose of Transaction

Item 4 is amended to add the following:

On February 1, 2022, RCF released an open letter to the Issuer’s Board of Directors (the “Board”). In the letter, RCF details its recent engagement with the Board over the past two weeks focused on board renewal, the appointment of a new Chair, a credible CEO search, and a plan for an operational turnaround to restore the Issuer’s cash generation from operations. RCF was provided with assurances that the Board was agreeable to a cooperation framework with RCF for certain changes to the composition of the Board, including the appointment of a new Chair, and was prepared to work to such ends expeditiously and in good faith. However, over recent days, the Board stalled, flip-flopped on certain matters, and ultimately reneged on commitments that RCF views as fundamental to an effective turn-around.

The Board’s pattern of insincere interactions led RCF to conclude that its private engagement would not result in the immediate leadership changes required to address the massive value destruction and chronic underperformance suffered by the Issuer’s shareholders under the current Board’s watch. As such, RCF, for whom public campaigning is not a normal mode of operation, felt it had no other choice but to take its serious concerns publicly to shareholders by announcing that it will be nominating a slate of at least three highly qualified and fully independent director candidates, including Maryse Belanger, David S. Smith and Lawrence P. Haber, for election at the Issuer’s 2022 annual meeting of shareholders.

With the right leadership on the Board, which will include Ms. Belanger as RCF’s candidate for Chair, RCF believes the Issuer can finally begin the turnaround it so badly needs. RCF’s nominees, if elected, will help lead the selection of a new and transformational Chief Executive Officer with meaningful and real operational mining expertise and credibility. RCF urges the Board to refrain from taking any actions at this time under the guise of the strategic review or in furtherance of the appointment of a new Chair or new Chief Executive Officer and to heed the views of its shareholders before making any key decisions on its future leadership.

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CUSIP No. 450913108

The letter further details the Issuer’s mismanagement and underperformance that has resulted in significant value destruction and underperformance relative to its peers and it highlights the Issuer’s need for an operational turnaround to prevent liquidity issues that could ultimately force the distressed sale of underperforming assets at significantly discounted prices. Further, the letter provides that the Issuer has a pattern of hiring its management from a limited network of individuals it already has a relationship with as opposed to recruiting experienced and capable mining executives. RCF believes change to the composition of the Board is warranted and needed to orchestrate the operational turnaround required to improve mining operations, improve financial performance and bring independent perspectives and renewed accountability to shareholders. The press release including the full text of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

In conclusion, the letter urges Ronald Gagel (Chair of the Audit Committee), Richard Hall (Chair of the Reserves and Resources Committee), and Timothy Snider (Chair of the Côté Project Review Committee) to resign immediately and be replaced with Ms. Belanger and Messrs. Smith and Haber, who are all fully independent of RCF and have recent relevant experience, impeccable credentials, market credibility and experience in operations, turnaround situations, audit and governance. RCF urges the Board to consult with its major shareholders and to reconsider and ultimately do what is right for the Issuer and its shareholders. It is RCF’s hope the Board as a whole will facilitate an orderly, expeditious board renewal process, but given its considerable investment, RCF is committed to taking the necessary steps to effect meaningful change and value creation at the Issuer.

RCF remains willing to engage directly and constructively with the Board to ensure the Issuer delivers on the significant turnaround opportunity that exists.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 476,900,000 Shares outstanding as of September 30, 2021, which is the total number of Shares outstanding as reported in the Issuer’s Report of Foreign Private Issuers on Form 6-K filed with the Securities and Exchange Commission on November 3, 2021.

As of February 3, 2022, RCF VII beneficially owns 24,840,000 shares of Common Shares of the Company. RCF VII may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 5.2% of the issued and outstanding Common Shares of the Company.

As of February 3, 2022, Associates VII may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 5.2% of the issued and outstanding Common Shares of the Company.

As of February 3, 2022, RCFM GP may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 5.2% of the issued and outstanding Common Shares of the Company.

Except as described above and in Schedule A, none of the Reporting Persons has effected any additional transactions with respect to the Shares since the filing of the Schedule 13D.

7

CUSIP No. 450913108

Item 7.	Material to Be Filed as Exhibits
Exhibit	Description
99.1	Press Release, dated as of February 1, 2022.

8

CUSIP No. 450913108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2022

RCFM GP L.L.C.

By:	/s/ Michele Valenti
	Name:	Michele Valenti
	Title:	Chief Operating Officer

RESOURCE CAPITAL ASSOCIATES VII L.P.

By:	RCFM GP L.L.C., its General Partner

By:	/s/ Michele Valenti
	Name:	Michele Valenti
	Title:	Chief Operating Officer

RESOURCE CAPITAL FUND VII L.P.

By:	Resource Capital Associates V II L.P., its General Partner

By:	RCFM GP L.L.C., its General Partner

By:	/s/ Michele Valenti
	Name:	Michele Valenti
	Title:	Chief Operating Officer

9

CUSIP No. 450913108

SCHEDULE A

Transactions in the Securities of the Issuer Since the Filing of the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

RESOURCE CAPITAL FUND VII L.P.

Purchase of Common Shares	500,000	$2.5508	01/18/2022
Purchase of Common Shares	268,100	$2.7853	01/19/2022